Movado Group, Inc.
650 From Road, Ste. 375
Paramus, NJ 07652-3556
201-267-8000

January 16, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Cecilia D. Blye, Chief

Re:	Movado Group, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2014
Filed March 28, 2014
File No. 0-16497

Ladies and Gentlemen:

Movado Group, Inc. (the “Company”) is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2014 (the “Form 10-K”), as set forth in your letter dated December 19, 2014 to Ms. Sallie DeMarsilis (the “Comment Letter”).

For reference purposes, each comment contained in the Comment Letter has been reproduced in this letter with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.

1.
In your letter to us dated September 16, 2010, you discussed contacts with Syria. As in 2010, your website lists Al Zaman in Syria in the retailer location section. In addition, a license agreement between your subsidiary MGI Luxury Group S.A. and Hugo Boss filed as Exhibit 10.39 to your fiscal 2011 Form 10-K lists trademarks in Syria, Sudan and Cuba. Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and  anticipated contacts with Syria since your 2010 letter, and with Sudan and Cuba, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products or services provided to or with respect to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

With respect to Sudan and Cuba, we have identified no business by the Company or any of its subsidiaries, direct or indirect, and there are no plans to conduct any such business.  With respect to Syria, we have identified no business by the Company or any of its U.S. subsidiaries, direct or indirect, and there are no plans to conduct any such business.  Certain of the Company’s non-U.S. subsidiaries have conducted some direct or indirect business with customers in Syria after September 2010 (the “relevant period”), as described below, none of which continues today.   In June 2012, the Company implemented a policy prohibiting any direct sales by any of its subsidiaries to anyone in Syria.  Subsequently, in January 2014, we added Syria to the list of prohibited countries under our global sales policy, thereby prohibiting indirect as well as direct sales to Syria.

Movado Watch Company SA, a société anonyme organized under the laws of Switzerland (“MWC”) and a wholly owned subsidiary of the Company, sold Movado watches and Movado watch parts to Dummar & Fattal (“D&F”) located in Damascus, Syria until May 2012.  In addition, MGI Luxury Group SA, a société anonyme organized under the laws of Switzerland (“MLG”), which is indirectly wholly-owned by the Company, sold Concord watches and Concord watch parts from Switzerland to D&F until June 2012.  D&F operates retail watch and jewelry stores in Syria under the name “Al Zaman”. There have been no other sales to D&F by any other Company subsidiary during the relevant period and there have been no sales to D&F by MWC or MLG since June 2012. Total sales to D&F by both MWC and MLG in fiscal 2013 and in the prior two fiscal years (ending January 31, 2012 and January 31, 2011) combined totaled less than 85,000 CHF in the aggregate. Using a conversion rate of CHF 1.14 = US$1.00, this is equivalent to less than $97,000.  Al Zaman was previously listed as an authorized retailer for Movado watches on the Company’s website, but it has been removed because there have been no sales to D&F since June 2012.

MLG also sold Ebel watches to Rama Watch SA, a Swiss société anonyme (“Rama”) which is located in La Neuveville, Switzerland and which has retail operations in Switzerland and Jordan.  Rama is controlled by a dual Syrian-Swiss national and his family, which also own a company called Morjan located in Syria.  Morjan formerly operated a number of retail stores in Syria and sold most of the top Swiss luxury watch brands, including Ebel.  In fiscal 2011, fiscal 2012 and fiscal 2013 (ending January 31, 2011, January 31, 2012 and January 31, 2013 respectively), MLG’s sales to Rama were CHF 5,766, CHF 1,075,600  and CHF 63,339 respectively, equivalent to $6,573,

$1,226,184 and $72,206 using a conversion rate of CHF1.14 = US$1.00. We understand that, until approximately the beginning of fiscal 2014 (February 2013), a significant portion of MLG’s sales of Ebel watches to Rama were shipped by Rama to Morjan for sale in Syria.  After January 2014, it is our understanding that all of the goods sold to Rama were resold by Rama through its retail operations in Switzerland and Jordan.  In fiscal 2014 and fiscal 2015 (year to date), MLG’s sales to Rama were CHF 225,139 and CHF 62,558 respectively, equivalent to $256,658 and $71,316 using the conversion rate above.  Morjan currently appears to operate a single retail store in Syria.  While Morjan’s web site includes images of certain Ebel watches (along with a number of other luxury brands) all but one of the Ebel watches shown are discontinued models that have not been in production for at least four years and the one current model depicted was introduced in 2009. Nor does having images on their website  necessarily mean that Morjan in fact has Ebel watches to sell to customers; if they do, and such watches have not been in their inventory for a considerable period of time, we do not know where they are obtaining these watches.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

As indicated above, with respect to Cuba and Sudan, we have identified no business by the Company or its subsidiaries during the relevant period, whether direct or indirect.  As also indicated above, with respect to Syria, we have identified no direct business by the Company or its subsidiaries after June 2012, and no indirect business after January 2014.  The business described above with respect to Syria (even assuming that 100% of the sales to Rama through fiscal 2014 were shipped by Rama to Morjan, which we have no reason to believe was the case) amounted to under 0.3% of the Company’s global consolidated revenue in each of fiscal years 2011, 2012, 2013 and 2014.  There is no ongoing business with any of these countries, and any such business would be prohibited by our Global Sales Policy.  Consequently, we do not believe that we have any contacts with Syria, Sudan, or Cuba that present a material risk to our security holders.

*     *     *

Please do not hesitate to contact Timothy F. Michno, General Counsel to the Company, at 201-267-8105 with any questions you may have regarding this letter.

In connection with the Company’s comment response to the Staff’s comments, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the the Company’s filings with the Commission; and

—	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MOVADO GROUP, INC.

By:	/s/ Timothy F. Michno
Name:	Timothy F. Michno
Title:	General Counsel